Exhibit 4.4

XPRESSPA GROUP, INC.

AMENDMENT TO

WARRANT TO PURCHASE COMMON STOCK

This Amendment to Warrant to Purchase Common Stock (this “Amendment”), dated as of July 8, 2019, is being entered into by and between XpresSpa Group, Inc. a Delaware corporation (the “Company”) and the Holders identified on the signature pages hereto (the “Holders”).

WHEREAS, the Holders are the record and beneficial owners of certain warrants (the “December 2016 Warrants”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), issued pursuant to that certain Agreement and Plan of Merger, dated as of August 8, 2016, as subsequently amended (the “Merger Agreement”) by and among the Company (formerly known as FORM Holdings Corp.), FHXMS, LLC, XpresSpa Holdings, LLC, the unitholders of XpresSpa Holdings, LLC who were parties thereto (the “Unitholders”) and Mistral XH Representative, LLC, as representative of the Unitholders.

WHEREAS, pursuant to Section 11 of the December 2016 Warrants, any term of the December 2016 Warrants may be amended or waived upon written consent of the Company and the Registered Holder of such December 2016 Warrant; and

WHEREAS, subject to receipt of shareholder approval pursuant to Nasdaq Listing Rule 5635(a) (“Shareholder Approval”), the Company and the Holders have agreed to amend the December 2016 Warrants to reflect (i) an adjustment to the exercise price and (ii) the inclusion of additional provisions regarding anti-dilution price protection and voluntary adjustment to the exercise price by the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein below and other good and valuable consideration, the receipt and legal sufficiency of which are hereby mutually acknowledged, the Holders and the Company hereby agree as follows:

1. Capitalized Terms. Unless otherwise specified in this Amendment, all terms herein shall have the same meanings ascribed to them in the December 2016 Warrants.

2. Amendment to Introductory Language. Subject to receipt of Shareholder Approval, the introductory paragraph is hereby amended by adding the following proviso at the end of the first sentence:

; provided, however, that upon receipt of shareholder approval pursuant to Nasdaq Listing Rule 5635(a) (“Shareholder Approval”), the Exercise Price shall be adjusted to be equal to $2.00.

3. Amendment to Section 2. Subject to receipt of Shareholder Approval, Section 2 of the December 2016 Warrant is hereby amended to include Section 2(e) as follows:

(e) Certain Anti-Dilution Adjustments. In addition to the reductions of the Exercise Price described in Section 2(a), if, at any time while this Warrant is outstanding, the Company or any subsidiary, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock (“Common Stock Equivalents”) entitling any person to acquire Common Stock at an effective price per share that is lower than the then Exercise Price (such lower price, the “Base Exercise Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Common Stock at an effective price per share that is lower than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced to equal the Base Exercise Price, subject to adjustment for reverse and forward stock splits and the like. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued; notwithstanding the foregoing, no adjustment will be made under this Section 2(e) in respect of an Exempt Issuance. If the Company enters into a Variable Rate Transaction, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised. The Company shall notify the Registered Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 2(e), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 2(e), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Exercise Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Exercise Price in the Notice of Exercise. In the event the Exercise Price is reduced pursuant to this Section 2(e), the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Notwithstanding anything herein to the contrary, this Section 2(e) shall not apply until the receipt of Shareholder Approval unless the Company is not then subject to Nasdaq Listing Rule 5635(a) or Rule 5635(d).

For purposes of this Section 2(e), the following definitions shall apply:

“Equity Line of Credit” shall include any transaction involving a written agreement between the Company and an investor or underwriter whereby the Company has the right to “put” its securities to the investor or underwriter over an agreed period of time and at an agreed price or price formula.

“Exempt Issuance” means the issuance of (a) shares of Common Stock and options to officers, directors, employees or consultants of the Company after the July 8, 2019 pursuant to plans approved by the shareholders of the Company and which issuances are approved by a majority of the independent members of a committee of the board of directors, (b) securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on July 8, 2019, provided that except as modified in the amendments to each of (i) the Certificate of Designation of Preferences, Rights and Limitations of the Series D Convertible Preferred Stock and (ii) the Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock, such securities and any term thereof have not been amended since July 8, 2019 to increase the number of such securities or to decrease the issue price, exercise price, exchange price or conversion price of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a person (or to the equity holders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall be intended to provide to the Company substantial additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) up to 25,000 shares of Common Stock, (e) securities as payment for investment banking services provided to the Company, (f) securities issued to third party vendors as payment for goods or services, (g) securities issued to the Company’s Airport Concession Disadvantaged Business Enterprise partners, (h) securities issued as payment of interest pursuant to the Credit Agreement dated as of April 22, 2015, as subsequently amended through the date hereof (including, without limitation, that certain Fourth Amendment to Credit Agreement, dated as of July 8, 2019, by and between the Company and B3D, LLC), by and between XpresSpa Holdings, LLC and Rockmore Investment Master Fund Ltd., and (j) securities issued or issuable pursuant to that certain letter agreement dated as of July 8, 2019 relating to the Company’s outstanding Class B Warrants and the potential issuance of new warrants.”

“Variable Priced Equity Linked Instruments” shall include: any debt or equity securities which are convertible into, exercisable or exchangeable for, or carry the right to receive additional shares of Common Stock or Common Stock Equivalents or any of the foregoing at a price that can be reduced either at any conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for Common Stock at any time after the initial issuance of such debt or equity security, or with a fixed conversion, exercise or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security due to a change in the market price of the Company’s Common Stock since date of initial issuance, or upon the issuance of any debt, equity or Common Stock Equivalent, and any amortizing convertible security which amortizes prior to its maturity date, where the Company is required or has the option to (or any investor in such transaction has the option to require the Company to) make such amortization payments in shares of Common Stock which are valued at a price that is based upon and/or varies with the trading prices of or quotations for Common Stock at any time after the initial issuance of such debt or equity security (whether or not such payments in stock are subject to certain equity conditions).

“Variable Rate Transaction” means any Equity Line of Credit or similar agreement, issuance or agreement to issue floating or Variable Priced Equity Linked Instruments (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like).

4. Amendment to Section 2. Subject to receipt of Shareholder Approval, Section 2 of the December 2016 Warrant is hereby amended to include Section 2(f) as follows:

(f) Voluntary Adjustment by Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company. Notwithstanding anything herein to the contrary, this Section 2(e) shall not apply until receipt of Shareholder Approval unless the Company is not then subject to Nasdaq Listing Rule 5635(a) or Rule 5635(d).

5. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the December 2016 Warrants shall remain unchanged and in full force and effect.

6. Governing Law. This Amendment shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Amendment shall be governed by, the laws of the State of New York, except for its conflicts of law provisions.

7. Counterparts. This Amendment may be executed in the original or by facsimile in two or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument.

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XPRESSPA GROUP, INC.

By:
Name:	Douglas Satzman
Title:	Chief Executive Officer

Mistral Spa Holdings, LLC

By:
Name:
Title:

B3D, LLC

By:
Name:	Brian Daly
Title:	Manager